

UNITED STATES PATENT AND TRADEMARK OFFICE

UNDER SECRETARY OF COMMERCE FOR INTELLECTUAL PROPERTY AND
DIRECTOR OF THE UNITED STATES PATENT AND TRADEMARK OFFICE

OCTOBER 30, 2017

PTAS

MOLLBORN PATENTS, INC.
2840 COLBY DRIVE
BOULDER, CO 80305

504614864

UNITED STATES PATENT AND TRADEMARK OFFICE
NOTICE OF RECORDATION OF ASSIGNMENT DOCUMENT

THE ENCLOSED DOCUMENT HAS BEEN RECORDED BY THE ASSIGNMENT RECORDATION BRANCH
OF THE U.S. PATENT AND TRADEMARK OFFICE. A COMPLETE COPY IS AVAILABLE AT THE
ASSIGNMENT SEARCH ROOM ON THE REEL AND FRAME NUMBER REFERENCED BELOW.

PLEASE REVIEW ALL INFORMATION CONTAINED ON THIS NOTICE. THE INFORMATION
CONTAINED ON THIS RECORDATION NOTICE REFLECTS THE DATA PRESENT IN THE PATENT
AND TRADEMARK ASSIGNMENT SYSTEM. IF YOU SHOULD FIND ANY ERRORS OR HAVE
QUESTIONS CONCERNING THIS NOTICE, YOU MAY CONTACT THE ASSIGNMENT RECORDATION
BRANCH AT 571-272-3350. PLEASE SEND REQUEST FOR CORRECTION TO: U.S. PATENT
AND TRADEMARK OFFICE, MAIL STOP: ASSIGNMENT RECORDATION BRANCH, P.O. BOX
1450, ALEXANDRIA, VA 22313.

RECORDATION DATE: 10/27/2017   REEL/FRAME: 043968/0628
                                        NUMBER OF PAGES: 3

BRIEF: ASSIGNMENT OF ASSIGNORS INTEREST (SEE DOCUMENT FOR DETAILS).

DOCKET NUMBER: THULUP001

ASSIGNOR:
  LU, THUAN VAN   DOC DATE: 10/26/2017

ASSIGNEE:
  BIO FIL INC.
  2906 E CALEY AVENUE
  CENTENNIAL, COLORADO 80121

APPLICATION NUMBER: 15795572   FILING DATE:
PATENT NUMBER: ISSUE DATE:
TITLE: BIODEGRADABLE CIGARETTE FILTER

ASSIGNMENT RECORDATION BRANCH
PUBLIC RECORDS DIVISION

DECLARATION (37 C.F.R. § 1.63) FOR UTILITY PATENT APPLICATION USING AN APPLICATION DATA SHEET (37 C.F.R. § 1.76) AND ASSIGNMENT

Title of Invention: **Biodegradable Cigarette Filter**

As a below named and undersigned inventor, I hereby declare that:

This declaration is directed to the attached application, or (if following box is checked):

[ ] United States application or PCT international application number ___15/795572___
filed on ___Oct 27th, 2017___

The above-identified application was made or authorized to be made by me.

I believe that I am the original inventor or an original joint inventor of a claimed invention in the application.

I have reviewed and understand the contents of the application, including the claims.

I am aware of the duty to disclose to the United States Patent and Trademark Office all information known to me to be material to patentability as defined in 37 C.F.R. § 1.56.

Whereas, I ("ASSIGNOR") have made certain inventions, improvements, and discoveries (herein referred to as the "Invention") disclosed in the above-identified patent application and further identified by the Attorney Docket Number provided above in the header of this document;

Whereas, Bio Fil Inc. (herein referred to as the "ASSIGNEE"), a corporation of Colorado having a place of business at Centennial, Colorado, desires to acquire, and I desire to grant to the ASSIGNEE, my entire worldwide right, title, and interest in and to the Invention and in and to any and all patent applications and patents directed thereto;

Now, therefore, for good and valuable consideration, the receipt and sufficiency thereof being hereby acknowledged, I hereby sell or have sold, assign or have assigned, and otherwise transfer or have transferred to the ASSIGNEE, its successors, legal representatives, and assigns, my entire worldwide right, title, and interest in and to the Invention, the above-identified United States patent application, and any and all other patent applications and patents for the Invention which may be applied for or granted therefor in the United States and in all foreign countries and jurisdictions, including all divisions, continuations, reissues, reexaminations, renewals, extensions, counterparts, substitutes, and extensions thereof, and all rights of priority resulting from the filing of such applications and granting of such patents. In addition, I hereby authorize and request the Director of the United States Patent and Trademark Office to issue any United States Patent, and foreign patent authorities to issue any foreign patent, granted for the Invention, to the ASSIGNEE, its successors, legal representatives, and assigns, my entire worldwide right, title, and interest in and to the same to be held and enjoyed by the ASSIGNEE, its successors, legal representatives, and assigns to the full end of the terms for which any and all such patents may be granted, as fully and entirely as would have been held and enjoyed by me had this Assignment not been made; and I agree to execute any and all documents and instruments and perform all lawful acts reasonably related to recording this Assignment or perfecting title to the Invention and all related patents and applications, in the ASSIGNEE, its successors, legal representatives, and assigns, whenever requested by the ASSIGNEE, its successors, legal representatives, or assigns.

I acknowledge my prior and ongoing obligations to sell, assign, and transfer my rights under this Assignment to the ASSIGNEE and am unaware of any reason why I may not have the full and unencumbered right to sell, assign, and transfer my rights hereby sold, assigned, and transferred, and have not executed, and will not execute, any document or instrument in conflict herewith. I also hereby grant the ASSIGNEE, its successors, legal representatives, and assigns, the right to insert in this Assignment any further identification (including, but not limited to, patent Application Number) which may be necessary or desirable for recordation of this Assignment. This Assignment is governed by the substantive laws of the State of Colorado, and any disputes will be resolved in a Colorado state court or federal court sited in Colorado.

I hereby acknowledge that any willful false statement made in this declaration is punishable under 18 U.S.C. § 1001 by fine or imprisonment of not more than five (5) years, or both.

(1) Legal Name of Inventor: **Thuan Van Lu**

Signature: _____ Date: 10/26/2017

Electronic Acknowledgement Receipt

EFS ID:	30781539
Application Number:	15795572
International Application Number:	
Confirmation Number:	2816
Title of Invention:	Biodegradable cigarette filter
First Named Inventor/Applicant Name:	Thuan Van Lu
Customer Number:	64974
Filer:	Fredrik Mollborn
Filer Authorized By:	
Attorney Docket Number:	THULUP001
Receipt Date:	27-OCT-2017
Filing Date:	
Time Stamp:	12:35:42
Application Type:	Utility under 35 USC 111(a)

Payment information:

Submitted with Payment	yes
Payment Type	CARD
Payment was successfully received in RAM	$730
RAM confirmation Number	102717INTEFSW12394200
Deposit Account	
Authorized User	
The Director of the USPTO is hereby authorized to charge indicated fees and credit any overpayment as follows:	

File Listing:

Document Number	Document Description	File Name	File Size(Bytes)/ Message Digest	Multi Part /.zip	Pages (if appl.)
1	Application Data Sheet	THULUP001_ADS.pdf	1874246 67ed7faa2311161f837d01eea079baf6ca26a730	no	8
Warnings:					
Information:					
2	Oath or Declaration filed	THULUP001_Declaration_and_Assignment.pdf	265468 3e67b0ed0fff1bdc0c1c9a9493e31439f3452d2d	no	2
Warnings:					
Information:					
3	Power of Attorney	THULUP001_Power_of_Attorney.pdf	668021 2f3ecb60e98b1fc825521c932a0c4b7f7767c05c	no	2
Warnings:					
Information:					
4		THULUP001_Spec_Claims_Abstract.pdf	100469 6330a19574fe3fd5e3a9c381385cec6b9778869f	yes	10

Multipart Description/PDF files in .zip description

Document Description	Start	End
Specification	1	6
Claims	7	9
Abstract	10	10

Warnings:					
Information:					
5	Drawings-only black and white line drawings	THULUP001_Drawings.pdf	35338 72948051bef8252b32e61043668e8940c9f7debd	no	2

	Warnings:				
	Information:				
6	Information Disclosure Statement (IDS) Form (SB08)	THULUP001_IDS.pdf	1053935 4e2ad76fe2c51e77f6fb07cbf4937ba3792cf bcc	no	4
	Warnings:				
	Information:				
7	Foreign Reference	WO2009016513A2.pdf	217024 ab0342be7a590d0bcdf95657d8610616286 0e6ae	no	5
	Warnings:				
	Information:				
8	Fee Worksheet (SB06)	fee-info.pdf	34925 e43cfe2de55521bf95a63ba6b9deda5927ef a37f	no	2
	Warnings:				
	Information:				
		Total Files Size (in bytes):	4249426		

This Acknowledgement Receipt evidences receipt on the noted date by the USPTO of the indicated documents, characterized by the applicant, and including page counts, where applicable. It serves as evidence of receipt similar to a Post Card, as described in MPEP 503.

New Applications Under 35 U.S.C. 111
If a new application is being filed and the application includes the necessary components for a filing date (see 37 CFR 1.53(b)-(d) and MPEP 506), a Filing Receipt (37 CFR 1.54) will be issued in due course and the date shown on this Acknowledgement Receipt will establish the filing date of the application.
National Stage of an International Application under 35 U.S.C. 371
If a timely submission to enter the national stage of an international application is compliant with the conditions of 35 U.S.C. 371 and other applicable requirements a Form PCT/DO/EO/903 indicating acceptance of the application as a national stage submission under 35 U.S.C. 371 will be issued in addition to the Filing Receipt, in due course.
New International Application Filed with the USPTO as a Receiving Office
If a new international application is being filed and the international application includes the necessary components for an international filing date (see PCT Article 11 and MPEP 1810), a Notification of the International Application Number and of the International Filing Date (Form PCT/RO/105) will be issued in due course, subject to prescriptions concerning national security, and the date shown on this Acknowledgement Receipt will establish the international filing date of the application.